May 4, 2005

Jay Ingram, Esq.
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   Fit For Business International, Inc. ("FFB")
      Registration Statement on Form SB-2
      Filed: March 7, 2005
      File No. 333-123176

Dear Mr. Ingram:

We have reviewed your April 6, 2005 letter and have the following responses:

General
-------

       1. We note that your registration statement registers the resale of up to 2,870,000 shares of common stock by selling shareholders. We also note that there is currently no market for your common shares. Given this, please revise your prospectus cover page, the risk factors section, and the plan of distribution section to provide that selling security holders will sell at a stated, fixed price until the securities are quoted on the OTC Bulletin Board and, thereafter, the selling security holders may sell at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933. Recalculate your registration fee, if necessary, based upon this offering price.

ANSWER: In Amendment No. 1 to Form SB-2, we have made the requested changes on the prospectus cover page and plan of distribution, added a risk factor and plan of distribution. Based on our revisions, there was no need to recalculate the registration fee.

       2. We note the registration of 2,000,000 shares of common stock to be issued "in connection with the conversion of options issued to Fort Street Equity." You are reminded that it is the position of the staff that the securities underlying securities that were sold privately must also be converted privately pursuant to an exemption from registration. They are part of the same transaction. Only the resales of the underlying securities may be registered by this registration statement and the exercise or conversion transaction between the selling shareholders and the company remains private, subject to the limitations of available exemptions. Please revise disclosure throughout the prospectus accordingly.

ANSWER: In Amendment No. 1 to Form SB-2, we have made the requested changes to indicate that FFB is registering the resale of the shares underlying the conversion of options.

       3. Revise your disclosure referencing your intent to have the company's securities listed on the OTC Bulletin Board to clarify that there is no assurance that such securities will be listed for trading on the OTC Bulletin Board.

ANSWER: In Amendment No. 1 to Form SB-2, we have revised our disclosure to clarify that there is no assurance that FFB's securities will be quoted on the OTC Bulletin Board.

       4. Please provide the disclosure required by Item 510 of Regulation S-B, Disclosure of Commission Position on Indemnification for Securities Act Liabilities.

ANSWER: The original filed SB-2 registration statement contained the information required by this question in Item 24 (Commission's position on indemnification) and Item 28 (B) (undertaking in the first sentence of Item 512(e)).

Prospectus Cover Page
---------------------

       5. Please limit your disclosure on the cover page to that information required by Item 501 of Regulation S-B. For example, consider removing the reference to the state of incorporation, the par value of the common stock, and the information contained in the third paragraph. Since the information in the third paragraph will be addressed later in the prospectus, you do not need to include this disclosure on the cover page. Also, please remove all parenthetically defined terms such as "the Company," "the Offering," and "the Initial Offering Period." The use of these defined terms inhibits the readability of the cover page.

ANSWER: In Amendment No. 1 to Form SB-2, we have made revisions to limit our disclosure on the cover page.

       6. Please limit the outside front cover of the prospectus to one page. Refer to Item 501(a) of Regulation S-B.

ANSWER: In Amendment No. 1 to Form SB-2, we have limited the front cover of the prospectus to one page.

       7. Please disclose the type of offering by the company. For instance, is this a self underwritten no minimum, minimum-maximum or all-or-none? Also, please disclose whether there are any minimum purchase requirements and whether or not there are any arrangements to place the funds in an escrow, trust or similar account, as required by Item 501(a)(9)(iii) of Regulation S-B.

ANSWER: In Amendment No. 1 to Form SB-2, we have included language stating that the offering is a self underwritten, no minimum offering and that there is no requirement to place any proceeds in escrow.

       8. Clarify what you mean when you disclose that the company's shares "are not listed on any recognized exchange."

ANSWER: In Amendment No. 1 to Form SB-2, we have deleted the word "recognized" and added the word "stock."

       9. Revise your cross-reference to the risk factors section by including a page number where the risk factors section appears in the prospectus. See Item 501(a)(5) of Regulation S-B.

ANSWER: In Amendment No. 1 to Form SB-2, we have added a cross reference page number.

       10. Please provide the disclosure required by Item 501(a)(9)(iv) of Regulation S-B.

ANSWER: In Amendment No. 1 to Form SB-2, we have provided the required disclosure.

       11. We do not understand the following disclosure: "This registration statement will be amended and completed from time to time, as necessary." Supplementally advise.

ANSWER: In Amendment No. 1 to Form SB-2, this statement has been deleted.

Inside Front and Outside Back Cover Page
----------------------------------------

       12. Please provide the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-B.

ANSWER: In Amendment No. 1 to Form SB-2, we have provided the dealer prospectus delivery obligation.

Prospectus Summary
------------------

       13.    Please add summary financial data.

ANSWER: In Amendment No. 1 to Form SB-2, we have added a summary financial data table.

       14. Please add disclosure addressing the company's going concern qualification.

ANSWER: In Amendment No. 1 to Form SB-2, we have added disclosure regarding the company's going concern qualification.

About Us
--------

       15. Clarify your disclosure in this section regarding the corporate history of the registrant. For example, when addressing the acquisition of all of the issued and outstanding shares of Fit For Business (Australia) Pty Limited, consider disclosing that Mark A. Poulsen and Mark Poulsen & Associates Pty. Ltd were, as it currently appears, 100% owners of Fit For Business (Australia). Also, in the second paragraph, explain your use of the term "wholly owned subsidiary" as it relates to the reverse merger. Revise similar disclosure in the "Business" section. Are your operations conducted through your subsidiary? If so, please make this explicit.

ANSWER: In Amendment No. 1 to Form SB-2, we have made the requested disclosures.

Securities Offered By Us
------------------------

       16. Please add disclosure addressing the nature of the secondary offerings.

ANSWER: In Amendment No. 1 to Form SB-2, we have added the requested disclosure.

       17. Please explain the statement on page 8 that "you will be purchasing our shares from us and not our selling security holders." This registration statement includes the resale of the selling security holders.

ANSWER: This statement has been deleted. This statement was included to disclose that purchasers of the 1,500,000 shares offered were receiving the shares from us and not from the shares being offered by the selling security holders.

Risk Factors
------------

       18. Please add an introductory paragraph that states all "material" risks are disclosed in this section.

ANSWER: In Amendment No. 1 to Form SB-2, we have added such disclosure.

       19. Revise your risk factor subheadings to ensure that your subheadings clearly reflect the material risk enclosed in the narrative. For example, the subheading for risk factor 4 merely states the fact your business is subject to extensive government regulation. Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact. To assist you in this regard, we refer you to " Plain English Handbook-How to Create Clear SEC Disclosure Documents," issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov , and the updated version of Staff Legal Bulletin No. 7, dated June 7, 1999.

ANSWER: In Amendment No.1 to Form SB-2, we have revised the risk factor headings.

       20. In the first risk factor, disclose the circumstances under which the stated risk could materialize. For example, describe the circumstances under which the company will lose these key personnel. Also, explain why these persons are "essential" to your operations and growth. What are the roles and responsibilities of these individuals?

ANSWER: In Amendment No.1 to Form SB-2, we have revised the first risk factor accordingly.

       21. Please avoid generic conclusion you reach in many of your risk factors that the risk could negatively impact or have an adverse effect on your business or your business could suffer negative consequences. Instead, replace this language with specific disclosure of how your business and operations would be affected.

ANSWER: In Amendment No.1 to Form SB-2, we have revised certain risk factors accordingly.

       22. Consider combining the fourth and fifth risk factor, as they both focus on the governmental regulations regarding your business and Herbalife.

ANSWER: In Amendment No.1 to Form SB-2, we have combined the fourth and fifth risk factor.

       23. Please remove risk factors six and nine, as they are generic risks.

ANSWER: In Amendment No.1 to Form SB-2, we have removed risk factors six and nine.

       24. Please add risk factors discussing dilution to investors in this offering, risks associated with doing business in a foreign country, currency fluctuations, and the going concern raised by the independent auditors.

ANSWER: In Amendment No.1 to Form SB-2, we have added risk factors as follows: dilution to investors in this offering, risks associated with doing business in a foreign country, currency fluctuations, and the going concern raised by the independent auditors.

Use of Proceeds
---------------

       25. To the extent practicable, please provide more specific disclosure regarding the allocation of the use of proceeds. For each enumerated use, add disclosure discussing the items that comprise each use. We specifically refer you to the Multi Media Training Programs; Marketing, Promotion Literature and Brand Campaign Costs; International Market Development. Currently, the disclosure is vague. Also, provide more specificity concerning the amount allocated to working capital.

ANSWER: In Amendment No.1 to Form SB-2, we have added specific disclosure regarding the allocation of the use of proceeds.

       26. We note your statement that the "[t]he net proceeds may be reallocated among the categories set forth above or otherwise depending upon the state of our business operations and other factors, many of which are beyond our control." Be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Please revise your disclosure accordingly.

ANSWER:  In Amendment No.1 to Form SB-2, we have deleted this sentence.

       27. Please discuss the allocation of proceeds if you raise less than $1 million.

ANSWER: In Amendment No.1 to Form SB-2, we have added a section on a net raise of $700,000.

       28. State whether any of the proceeds will be used to compensate officers and directors. We note the reference to allocation of working capital to salaries. If so, please name the officer or director and state the amount so allocated.

ANSWER: In Amendment No.1 to Form SB-2, we have added information on the compensation to officers and directors.

       29. Reconcile the disclosure regarding how long the maximum offering will sustain your business. You refer in this section to both 12 and 18 months.

ANSWER: In Amendment No.1 to Form SB-2, we have added language stating that the maximum offering of $4,400,000 will sustain FFB for 18 months. We also have language stating that a raise of $1,000,000 will sustain FFB for 12 months.

Management's Discussion and Analysis
General

       30. The disclosure in the last sentence of the first paragraph is repetitive. Revise as appropriate.

ANSWER:  In Amendment No.1 to Form SB-2, we have deleted this sentence.

       31. The disclosure in the second paragraph is confusing. For example, we do not understand that statement that you "believe that the effect implementation of our business plan will result in our position as a provider of wellness programs to the business..." Please revise.

ANSWER: In Amendment No.1 to Form SB-2, we have revised the disclosure in the second paragraph.

Results of Operations and Liquidity and Capital Resources
---------------------------------------------------------

       32. Please explain the statement that you have conducted operations since 1998 when your business was not incorporated until 2001. Please include disclosure required by Item 101(a) of Regulation S-B regarding all predecessors.

ANSWER: In Amendment No.1 to Form SB-2, we have revised this paragraph to state that our subsidiary has conducted operations since 1998.

       33. Given your current cash position, explain how you intend to pay the costs associated with this offering which you estimate to be $300,000, especially since there is no minimum and you may be able to raise only nominal funds from this offering.

ANSWER: In Amendment No.1 to Form SB-2, we have explained how we intend to pay the costs associated with the offering.

       34.    On page 17, clarify your use of the term "groupings."

ANSWER: In Amendment No.1 to Form SB-2, we have deleted the word "groupings" and inserted the words "target markets."

       35. Please disclose the cash on hand as of the most recent practicable date.

ANSWER: In Amendment No.1 to Form SB-2, we have disclosed current cash on hand for FFB.

       36. Please clarify the reference to commencing product sales in the first quarter of 2005. The first quarter of your fiscal year has already been completed.

ANSWER: In Amendment No.1 to Form SB-2, we have revised to state that product sales will commence in the second quarter of 2005.

       37. Revise to describe the nature and terms of the license that you sold in Australia. Tell us supplementally if the license discussed in this disclosure is the same as the one with LR Global, as disclosed in the notes to the financial statements.

ANSWER: In Amendment No.1 to Form SB-2, we have further described the nature and terms of the license. The license is the LR Global license.

       38. We note the disclosure that "program sales will commence in the first quarter of 2005." Please provide us with supplemental response explaining your basis for anticipating first quarter revenues or revise to eliminate this disclosure.

ANSWER: In Amendment No.1 to Form SB-2, we have revised this statement to indicate that program sales will commence in the second quarter of 2005.

       39. Revise to disclose the reason for the increases in general and administrative expenses during the December 31, 2004 quarter.

ANSWER: General and administrative expenses increased during the quarter ended December 31, 2004, due to additional expenses incurred pertaining to payroll and related payroll taxes, advertising and promotion, Australian accounting and consulting fees, recruiting/personnel search fees, training and development, and travel and lodging.

       40. You state that your business needs and additional $185,000 to carry it through from April to June 2005. Revise to disclose whether the $185,000 cash requirement is on top of the $382, 250 that is due to you by LR Global by May 31, 2005. Disclose the due date of the accounts receivable in MD&A.

ANSWER: In Amendment No.1 to Form SB-2, we have revised the document to include answers to the above questions.

       41. You state, "[i]n order to become profitable, we may need to secure additional debt or equity funding." Please revise to clarify how additional debt or equity funding will improve your profitability.

ANSWER: In Amendment No.1 to Form SB-2, we have revised to add the words "to secure sufficient sales to" before profitable and "to support our marketing and sales strategy."

       42. You state that if you do not receive funding from this stock offering, "public offerings of equity" will be necessary. Revise to disclose if you have a plan to file another registration statement and if not, clarify the meaning of the disclosure.

ANSWER: In Amendment No.1 to Form SB-2, we have revised the document to add the words "capital raising" in lieu of "public offerings of equity." At this time, FFB has no plans to file another registration statement immediately after this registration statement unless required by a funding source.

       43. Please provide the disclosure required by Item 303(b) of Regulation S-B regarding your results of operations. The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of Form SB-2. As such, we ask that you revise this section to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

ANSWER: In Amendment No.1 to Form SB-2, we have revised the MD&A substantially to attempt to comply with Item 303(b) of regulation S-B.

Plan of Operation
-----------------

       44. The disclosure contained on pages 18 and 19 regarding the company's activities for the past three months is vague. Please provide more specific disclosure as it related to the following concepts:

              a. "continuing to enhance and further develop our Web based management information systems;"

              b. "Providing input and direction for further wellness program selection, features, benefits and design of programs planned to be supplied to our various customer groupings;" and
              c. Establishing appropriate segmented marketing approaches and contact databases for the planned sale of our programs wellness programs to these markets."

ANSWER: In Amendment No.1 to Form SB-2, we have provided more specific disclosure as requested.

       45. Given your limited operating history and generation of revenues, the company is required to provide a detailed plan of operation for the next 12 months. Substantially revise this section to discuss with greater specificity the steps you intend to take in furtherance of your plan of operation. Please provide a potential investor with comprehensive disclosure of the direction in which you plan to take your company in the next twelve months of operation. Given that there is so little context to your discussion of your operations, please revise your disclosure so that a potential investor may clearly understand the concept of your business and how you intend to commence and sustain meaningful operations. You should provide as much background as necessary while ensuring that your disclosure is not repetitive of information appearing elsewhere in the prospectus. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected time frames for achieving sustained first revenues. Currently, you identify several specific milestones; however, your disclosure is vague and does not provide an investor with vital information that he or she needs to evaluate the methods by which you intend to achieve your stated objectives. We may have additional comment after reviewing your revised disclosure.

ANSWER: In Amendment No.1 to Form SB-2, we have provided the required disclosure.

       46.    Please   update  to  disclose   whether  you  have  any   material
              commitments   for  capital   expenditures   as  required  by  Item
              303(b)(iii) of Regulation S-B.

ANSWER: In Amendment No.1 to Form SB-2, we have updated our disclosure accordingly.

       47. Explain how you intend to develop "brand awareness" and how you intend to commence "market building activities." In addition to the referenced TV program, what are "market building activities" and what are the costs associated with them?

ANSWER:  In Amendment No.1 to Form SB-2, we have responded to your request.

       48. Disclose the costs associated with your 13 episode TV program and specifically explain how you intend to bring this program to fruition. Clarify the nature of the program and the amount of funds that will be necessary to pay for it. Are there any agreements in place with respect to the production of the program? If so, disclose the material terms of the agreement and file the agreements as material exhibits.

ANSWER: In Amendment No.1 to Form SB-2, we have disclosed the costs associated with the TV program and how FFB intends to bring it to fruition. There are no material agreements to be filed as exhibits.

       49.    On page 19, explain your use of the term "sales pipeline."

ANSWER: In Amendment No.1 to Form SB-2, we have deleted the term "sales pipeline."


       50. Describe all of steps and costs associated with opening "new country markets."

ANSWER: In Amendment No.1 to Form SB-2, we have described in detail the steps and costs (are identified as application of the proceeds of raising capital) associated with opening new markets.

Business
--------

       51. Throughout the Business section, you discuss "customer service representatives" and "account executives". Revise to clarify the differences between the two positions. If the positions are one in the same, please clarify this in the document.

ANSWER: In Amendment No.1 to Form SB-2, we have added a section explain the difference between customer service representatives and account executives.

       52. Explain the issuance of shares to "former officers and directors" on May 30, 2001 the date the company was incorporated.

ANSWER: In Amendment No.1 to Form SB-2, we have added language that the founders received shares for incorporation services and as founders.

       53. Please disclose the state and date of incorporation for Fit For Business (Australia) Pty Limited.

ANSWER: In Amendment No.1 to Form SB-2, we have disclosed the state (Queensland in Australia) and date of incorporation.

       54.    Disclose the material  terms of the  exchange  agreement.  Discuss
              whether  any  finders'   fees  were  paid  or  whether  any  other
              consideration was paid, directly or indirectly.

ANSWER: In Amendment No.1 to Form SB-2, we have disclosed the material terms of the exchange agreement. Please note that most of the material terms of the agreement were previously included. We added two additional items: Mark Poulsen was named director and the company changed its name to its present name.

       55. Please disclose the activities that Fort Street Equity, Inc. has performed for the company in connection with this registration statement.

ANSWER: In Amendment No.1 to Form SB-2, we have added language regarding Fort Street Equity's consulting activities for us.

       56. We do not fully understand the nature of your business and it is not clear what activities the corporate entity undertakes since it appears that the account representatives and customer service representatives are the individuals who market and distribute Herbalife products. It further appears that the account executives and customer service representatives are obligated to provide the company with a portion of the earnings generated from the sale of the Herbalife products. To this extent, we ask that you thoroughly revise your disclosure in this section and throughout your registration statement to clarify the current status of your operations and your proposed business operations. Your current description of your business and the services the company provides is vague and difficult to comprehend. Clearly disclose the business activities the company engages in, the precise activities your company will, in the future, engage in and describe and explain the precise relationship between account executives and the company. We may have further comment after reviewing your revised disclosure.

ANSWER: In Amendment No.1 to Form SB-2, we have thoroughly revised FFB's business plan.

       57. Describe the company"s precise relationship with Herbalife International, Inc. Is Herbalife aware of the company"s business? Does Herbalife permit such a network marketing system? If so, describe any restrictions that Herbalife imposes on your operations or those of your account executives and customer service representatives. Please substantiate your responses.

ANSWER: In Amendment No.1 to Form SB-2, we have added a paragraph describing FFB's relationship with Herbalife.

       58. You refer to account executives and customer service representatives. Specifically disclose the difference, if any, between these two roles. Also, describe how the precise relationship between the company and the account executives and customer service representatives. Clear disclosure of how these individuals impact your operations is required. Also, disclose whether any of your officers and directors are account executives or customer service representatives. We may have further comment.

ANSWER: In Amendment No.1 to Form SB-2, we have provided a description of the differences between account executives and customer service representatives. We have also stated that none of FFB's officers and directors are either account executives or customer service representatives.

       59.    Disclose whether or not the company maintains an internet site.

ANSWER:  In Amendment No.1 to Form SB-2, we have disclosed FFB's internet site.

Corporate Wellness Solution Program
-----------------------------------

       60. Explain the reference to "ISO9001 quality assured" program when first mentioned.

ANSWER: In Amendment No.1 to Form SB-2, we have added a separate section describing the above.

       61. We note your statement that you intend to supply businesses with a proactive solution to attempt to address their productivity, stress and absenteeism issues..." Please elaborate.

ANSWER:  In Amendment No.1 to Form SB-2, we have deleted this phrase.

Living Well Program
-------------------

       62.    Please elaborate on your use of the term "royalty overrides."

ANSWER: In Amendment No.1 to Form SB-2, we have deleted the term "royalty overrides."

       63. Please revise to clarify how the "account executive downline organizations" work. You state that sponsors receive royalty overrides. Disclose who these sponsors are. Revise to disclose how the sponsors receive these royalty overrides. Revise this paragraph in its entirety.

ANSWER: In Amendment No.1 to Form SB-2, we have revised this paragraph in its entirety.

Products and Services
---------------------

       64. You state that customer service representatives follow-up with individual customers in the first, third, seventh, fourteenth and twenty-first day of the program and regularly thereafter." In "Costs" on page 35, you state that each individual program lasts for one month. Clarify in this section the length of all programs. If the program length is particular to each contract, please disclose this. Also consider disclosing the average length of each contract, if relevant.

ANSWER: In Amendment No.1 to Form SB-2, we have discussed the term of the contract and clarified that customer service representatives follow up on the 1st, 3rd, 7th, 14th and 28th day of each month.

Fit For Business Program Return and Buy-Back Policies
-----------------------------------------------------

       65. Please disclose the "specified documentation requirements" referenced on page 27. Also, explain why you believe your buy-back policy "addresses a number of the regulatory compliance issues pertaining to network marketing systems."

ANSWER:  In Amendment No.1 to Form SB-2, we have deleted this language.

Network Marketing System
------------------------

       66. We note that you offer a structured work force whereby account executives must be sponsored by existing account executives.
              Please add disclosure to discuss in detail this aspect of your business. Provide substantial detail regarding the payment structure of these transactions and provide examples as necessary. Disclose the amount and percent of revenues to date that are attributed to this aspect of your business. Also, a pyramid sales structure may be considered a security or inherently fraudulent under federal law. See Release no. 33-9387 (November 1971). In addition, these sales structures may be illegal under state law. Supplementally, with a view to disclosure in your prospectus, please address whether your sales structure involves a security under federal law or is illegal under federal or state law or under Australian law. We may have further comment.

ANSWER: In Amendment No. 1 to Form SB-2, FFB's business plan has been revised to indicate that FFB does not have a "pyramid sales structure." FFB also intends to submit a supplemental response to you regarding this.

       67. What are the contents of an "account executive kit" referenced on page 28?

ANSWER: In Amendment No.1 to Form SB-2, we have described the contents of FFB's account executive kit.

       68. Further elaborate on your "international sponsorship program" and explain why you believe it "provides a significant advantage to our account executives as compared with account executives in some other network marketing organizations."

ANSWER: In Amendment No.1 to Form SB-2, we have deleted any reference to FFB's "international sponsorship program."

Geographic Profiles and Sales Trends
------------------------------------

       69. On page 28, explain why you expect "an initial period of rapid growth in sales" as you enter new countries. Also provide a reasonable basis for your assertion.

ANSWER: In Amendment No.1 to Form SB-2, we have provided an explanation for this statement.

       70. Please provide a basis for the following assertion: "We believe that a significant factor affecting these markets has been the opening of other new markets within the same geographic region or with the same or similar language or cultural bases, and the corresponding tendency of some account executives to focus their attention on the business opportunities provided by new markets instead of developing their established downline organizations in existing markets." Also, explain your use of the term "downline organizations."

ANSWER: In Amendment No.1 to Form SB-2, we have provided a basis for the above-stated assertion.

Fit For Business Program Distribution
-------------------------------------

       71. Please expand your disclosure regarding your web-based management information system. What does it entail and how does it impact your operations?

ANSWER: In Amendment No.1 to Form SB-2, we have expanded the disclosure regarding "web-based management information system."

Governmental Regulation
-----------------------

       72. We note the discussion of the US regulation of your business. Please indicate whether any of your business or intended business will occur in the United States. Discuss whether you have generated any revenues from sales in the United States.

ANSWER: In Amendment No.1 to Form SB-2, we have revised our disclosure to indicate that, to date, FFB has not undertaken any business in the United States but intends to explore the United States marketplace by the end of 2005. Therefore, FFB has not generated any revenues from sales in the United States.

       73. A significant portion of the disclosure in this section is boilerplate and does not sufficiently capture how your company's operations are impacted by the myriad governmental regulations that you are subject to. Revise your disclosure to provide specific information about how each facet of your company is affected by existing or probable governmental regulations. See
              Item 101(a)(8) of Regulation  S-B.  Also,  discuss the laws of the
              jurisdiction(s)   where  you  conduct  or  plan  to  conduct  your
              business.

ANSWER: In Amendment No.1 to Form SB-2, we have revised the disclosure significantly to address the above issue.

Retail Sales
------------

       74. You state that "retail sales represent the gross sales amounts reflected on your invoices by our account executives." A few sentences later in the paragraph, you state that "[t]he retail sales price of our programs is reflected in account executive invoices as the prices charged to customers together with, in most cases, a deduction for the corresponding account executive profit." Please reconcile these statements and revise the disclosure accordingly.

ANSWER: In Amendment No.1 to Form SB-2, we have reconciled the statements and revised the disclosure accordingly.

       75. In multiple areas of the Business section, you state that the company retains 15% of gross receipts while 85% of the proceeds go to the customer service representative which includes the customer service representative compensation of 35% of gross receipts. However, in the "Retail Sales" section, you state that net sales represents the actual purchase price paid to the company by the account executive after account executive profits which total approximately 35% of the retail sale prices (an freight and handling). Please revise the disclosures to clarify how the retail sales receipts are distributed to the various people and entities involved in the sales process. Also, ensure consistent disclosure throughout the document with respect to this matter.

ANSWER: In Amendment No.1 to Form SB-2, we have revised the disclosures and reviewed the document for consistency regarding this.

       76. Revise to clarify the disclosure that states, "[b]eginning January 1, 2001, we adopted a new accounting pronouncement in Australia, which requires handling and freight income charged to account executives to be included in net sales." Tell us supplementally the specific accounting standard referred to in this statement and whether the Australian accounting pronouncement is in accordance with U.S. GAAP.

ANSWER:  In Amendment No.1 to Form SB-2, we have deleted the above statement.

Costs
-----

       77. Please expand your disclosure to specifically discuss what the benefits, products, and services a customer receives if he or she purchases a particular program.

ANSWER: In Amendment No.1 to Form SB-2, we have revised this section to discuss what the benefits, products, and services a customer receives if he or she purchases a particular program.

Employees
---------

       78. Please disclose the total number of employees, as well as the number of full time employees. See Item 101(b)(12) of Regulation S-B.

ANSWER: In Amendment No.1 to Form SB-2, we have disclosed the number of employees, including full time employees.

       79. Disclose the positions and responsibilities of each of your four employees. Also, disclose all material terms of the employment agreements and file the agreements as material exhibits.

ANSWER: In Amendment No.1 to Form SB-2, we have disclosed the positions and responsibilities of the employees in different parts of the document. We have already filed the employment agreements as exhibits in the initial filing.

Independent Accountant Executives and Customer Service Representatives
----------------------------------------------------------------------

       80. Expand your disclosure about your "code of conduct and quality assured procedures."

ANSWER: In Amendment No.1 to Form SB-2, we have expanded the disclosure as requested.

Australian License Agreement
----------------------------

       81. Please expand your disclosure regarding the purpose of the license agreement with LR Global Marketing Pty Ltd. Also, explain how the license agreement impacts your operations, financial and otherwise, and identify the principals behind this entity. In the "Certain Relationships and Related Transactions" section, you disclose that LR Global Marketing acts as trustee for Fit for Business Australia/New Zealand Trust. Who are the principals behind LR Global? Please explain.

ANSWER: In Amendment No.1 to Form SB-2, we have expanded the disclosure about the license agreement with LR Global Marketing Pty Ltd.

       82. You disclose that LR Global has the right to use your logo, your management information system, and "other material." Explain "other material."

ANSWER: In Amendment No.1 to Form SB-2, we have deleted the words "other material" and expanded on what the licensee receives.

       83. Please substantiate your disclosure that "LR Global will receive a five (5%) percent commission directly from Herbalife on the sales of the Herbalife products generated by "LR Global." Has Herbalife agreed to this commission?

ANSWER: In Amendment No.1 to Form SB-2, we have substantiated the requested disclosure and stated that Herbalife has agreed to the commission.

       84. Please disclose whether there is any relationship between LR Global and your company, its officers, directors or affiliates.

ANSWER:  In  Amendment  No.1  to  Form  SB-2,  we have  included  the  requested
disclosure.   Other  than  Mr.  Poulsen's  transfer  of  shares,   there  is  no
relationship.

Intellectual Property
---------------------

       85. Please elaborate on your disclosure regarding patents, trademarks, licenses, etc. Have you obtained intellectual property rights for your technology? If so, please identify the patents, trademarks, licenses, etc., discuss the information they cover, and please disclose their duration. To the extent intellectual property rights have not been obtained, disclose the costs associated with obtaining the rights. Also, for each item for which you are seeking intellectual property, specifically disclose how the item fits within your business concept and how it impacts your operations. Your current disclosure is very general in nature. See
              Item 101(b)(7) of Regulation S-B.

ANSWER: In Amendment No.1 to Form SB-2, we have revised the disclosure to indicate that FFB has only one trademark and no other intellectual property.

Description of Property
-----------------------

       86. Please disclose the costs associated with your leasing of office space from Mark Poulsen & Associates Pty Ltd. and from Incorp. Services.

ANSWER: In Amendment No.1 to Form SB-2, we have disclosed the costs associated with the lease of office space from Mark Poulsen & Associates Pty Ltd. And our "virtual office program" from Incorp. Services.

Directors, Executive Officers, Promoters, and Control Persons
-------------------------------------------------------------

       87. Please clarify whether the company has a Chief Executive Officer. On page 40, you identify Mr. Poulson as the CEO. In the table, however, you name him as the company's President and chairman of the Board. Advise or revise your disclosure as appropriate.

ANSWER: In Amendment No.1 to Form SB-2, we have changed the initial paragraph of the Executive Compensation section to state "President" and delete "Chief Executive Officer."

       88. With respect to Mr. Poulsen's experience, you disclose that he "started his own marketing and distribution company." Name the company and provide more specific disclosure about its marketing and distribution. For example, what did the company market and distribute? Was it Herbalife products?

ANSWER: In Amendment No.1 to Form SB-2, we have named the company Mark Poulsen & Associates Pty Ltd. and stated that the company distributed herbalife products.

       89. Please disclose each person's term of office as a director and the period during which the person has served. See Item 401(a)(3) of Regulation S-B.

ANSWER: In Amendment No.1 to Form SB-2, we have disclosed the directors term and the period that each director has served. Specifically Messrs. Poulsen and Head, our directors, commenced their terms in January 2005.

       90. For the last five years or for any longer period of time that you voluntarily cover, present the following for each member of management:
                     -      the title of each position held;
                     - the duties of each position if not clear from the title;
                     - the beginning and ending dates by month and year of each position;
                     - the name of the entity with whom the position was held; and
                     -      the activities of the entity.

ANSWER: In Amendment No.1 to Form SB-2, we have disclosed the requested information.

       91. With respect to Mr. Ralston's experience, please describe the business nature of Ingeus Limited.

ANSWER: In Amendment No.1 to Form SB-2, we have described the business nature of Ingeus Limited.

       92. With respect to Ms. Wendt's experience, identify the privately owned companies for which she is responsible for the "financial control." Also, explain your use of this term.

ANSWER: In Amendment No.1 to Form SB-2, we have identified the privately owned companies for which she is responsible for the "financial control."

       93. Please name all promoters of the company. Refer to the definition of "promoter" in Rule 405 of Regulation C.

ANSWER: In Amendment No.1 to Form SB-2, we have listed FFB's promoters.

       94.    Please   discuss  the   potential   conflicts  of  interest   with
              management. Discuss whether the company has adopted a policy regarding conflicts of interest. Consider adding a risk factor.

ANSWER: In Amendment No.1 to Form SB-2, we have discussed the potential conflicts of interest in the "Certain Relationships and Related Transactions" section. We have also added a risk factor regarding this conflict of interest.

Executive Compensation
----------------------

       95. We note reference to footnote (1) in the tabular presentation yet there is no corresponding textual information. Revise or advise.

ANSWER: In Amendment No.1 to Form SB-2, we have removed the reference to footnote (1).

Executive Compensation
----------------------

       96. Explain to us why the information contained in this section is not included in the Summary Compensation Table. If these arrangements were entered into after the last fiscal year, please disclose the date.

ANSWER: In Amendment No.1 to Form SB-2, we have deleted the second title "Executive Compensation" and added the title "Employment Agreements." All employment agreements were entered into on November 29, 2004. However, the employees did not commence work until January 2005 . Therefore, no compensation accrued in prior fiscal years.

       97. Explain the company's basis for awarding Mr. Poulsen a $388, 250 bonus to be paid with 30 days after the listing of the company's common stock on the over-the-counter bulletin.

ANSWER: In Amendment No.1 to Form SB-2, we have included FFB's basis for rewarding Mr. Poulsen the $388,250 bonus.

       98. Does Mr. Poulsen's employment agreement contemplate benefits or other bonuses? If so, please describe.

ANSWER: In Amendment No.1 to Form SB-2, we have stated that Mr. Poulsen's employment agreement does not contemplate any other bonuses.

       99. Please describe the "benefits and bonus" that are a part of Messrs. Ralston's and Head's employment agreements.

ANSWER: In Amendment No.1 to Form SB-2, we have revised this section to include the specific bonuses received by Messrs. Ralson and Head, respectively.

       100. Explain why the company will be obligated to pay a recruiting fee for the placement of Mr. Ralston to Hudson Global Resources? What is the business nature of Hudson Global Resources and what is the nature of Mr. Ralston's potential affiliation with the company.

ANSWER: In Amendment No.1 to Form SB-2, we have revised this section to include an explanation regarding the payment of a recruiting fee to Mr. Ralston. In addition, we have disclosed the business nature of Hudson Global Resources and Mr. Ralston's non-affiliation with it.

Principal Stockholders
----------------------

       101.   We note  the  following  statement:  "[t]o  the  knowledge  of our officers and  directors...."  Explain to us why you are qualifying the disclosure in such a manner.

ANSWER: In Amendment No.1 to Form SB-2, we have revised this section to delete this statement.

       102. The substance of Footnote 1 does not appear to correspond. Please revise your disclosure as appropriate. We refer you to the placement of the footnote in column 2.

ANSWER: In Amendment No.1 to Form SB-2, we have revised this section so that the footnotes correspond.

       103. We note that Kamaneal Investments Pty. Ltd. owns 10.7 million shares of common stock, or 51.2% of the outstanding common stock. Please disclose whether Kamaneal Investments is a parent of the company, as defined in Rule 405 of Regulation C. If so, please supplementally advise the availability of the small business forms to the issuer. We refer you to Item 10(a)(1) of Regulation S-B.

ANSWER: Kamaneal Invetsments Pty. Ltd. is a parent company as defined in Rule 405 of Regulation C. However, the availability of the small business forms to issuer is acceptable. Kamaneal Investments Pty. Ltd. is a private Australian company that acts a corporate trustee for the Mark Poulsen Family Trust. The beneficiaries of the trust are currently Mark and Karen Poulsen. The only assets owned on behalf of the trust are the shares and a rental property. The rental income from the property is approximately AUD$35,000 per annum.

       104.   Include   disclosure  in  this  section  regarding  Mr.  Poulsen's
              ownership of 1 million shares of preferred stock and the voting rights in connection with these shares.

ANSWER: In Amendment No.1 to Form SB-2, we have revised this section to include a column on the effect of Mr. Poulsen's converting his preferred shares to common shares. The document already contained disclosure on the ownership of preferred stock and the voting rights for such stock.

Dilution
--------

       105. Please update the disclosure as of the most recent financial statements.

ANSWER: The disclosures included in the Dilution information have been updated to reflect the most recent financial statements.

       106. Please provide the dilution information as various levels of proceeds received in this offering.

ANSWER: The dilution information has been revised and presented at the various levels of proceeds described in the offering.

       107. In the Dilution section, we note that you assume a $0.05 exercise price per share for the 2,000,000 options issued to Fort Street Equity. However in the Note 4 to the financial statements, you state that the exercise price of these options is to be at least $0.50 per share. Please reconcile the two disclosures and revise the document accordingly.

ANSWER: The dilution information has been revised to reflect a price of $0.50 per share, as disclosed in Note 4 to the audited financial statements.

Selling Shareholders
--------------------

       108. Please reconcile the amount being registered for the resale by selling shareholders as listed in the table with the disclosure on the cover page.

ANSWER: In Amendment No. 1 to Form SB-2, we have reconciled the amount of shares being registered for resale by the selling shareholders.

       109. Disclose whether or not any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Specifically tell us about Fort Street Equity, Inc.

ANSWER: In Amendment No. 1 to Form SB-2, we have stated that none of the selling shareholders are broker-dealers or affiliates of broker-dealers. FFB has confirmed that Fort Street Equity, Inc. is not a broker-dealer or an affiliate of a broker-dealer.

       110. For all selling shareholders that are not natural persons, please identify the individual with voting or investment control.

ANSWER: In Amendment No. 1 to Form SB-2, for selling shareholders that are not natural persons, we have identified the individual(s) who have voting and investment control.

       111. Please disclose how you propose to reflect any changes in selling security holders.

ANSWER: There is only one change in the selling security holders. Specifically, Fort Street Equity, Inc. held 914,00 shares prior to the filing of the initial SB-2 registration statement. We are now registering such shares and changing the SB-2 registration statement accordingly. FFB does not intend to make any other changes in selling security holders at this time.

Description of Securities
-------------------------
Common Stock
------------

       112. We note the statement that "all shares of common stock now outstanding are fully paid, validly issued and non-assessable." Please describe the basis for your assertion given that counsel's opinion only pertains to the shares covered by this registration statement or remove.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed this statement.

Plan of Distribution
--------------------

       113. Please name each officer and director who will be selling the shares for the company and state how they comply with the safe harbor of Rule 3a4-1.

ANSWER: In Amendment No. 1 to Form SB-2, we have stated that Messrs. Poulsen and Ralston will be the officers and directors selling shares. The document previously included language regarding their compliance with the Rule 3a4-1 compliance. We have made revisions to such language.

Certain Relationships and Related Transactions
----------------------------------------------

       114. Please disclose the exemption relied upon in transferring the shares from Mr. Poulsen to the individuals in the table on pages 47 and 48.

ANSWER: In Amendment No. 1 to Form SB-2, we have disclosed the exemption relied upon in Mr. Poulsen's transfer of shares.

       115.   We  note  the  loans  from  related   parties  in  the   financial
              statements. Please disclose in this section.

ANSWER: In Amendment No. 1 to Form SB-2, we have disclosed the loans from related parties as described in the financial statements.

Financial Statements
--------------------
Reverse Merger
--------------

       116. Immediately following a reverse merger, the balance of common stock should consist of the total of the par value of the shares issued by the accounting acquiree as consideration for the merger plus the par value of the accounting acquiree's common stock that was outstanding prior to the merger, assuming no other stock transactions occurred in conjunction with the merger. The balance of Additional Paid-in Capital should consist of the amounts in excess of par value of the transactions described above plus the transfer of the accounting acquiree's accumulated deficit and the transfer of the balances of the accounting acquirer's common stock and additional paid-in capital accounts plus or minus a balancing adjustment, as necessary. The accumulated deficit of the accounting acquirer should be brought forward and that of the accounting acquiree should be eliminated. Please revise your financial statements accordingly.

ANSWER: The information required to properly present a reverse merger transaction, as described in your comment, has been included in the Statements of Stockholders' Equity and in the notes to financial statements. FFB Australia is the Accounting Acquirer, where its accumulated deficit has been brought forward in the financial statements under the caption "(Deficit) Accumulated During the Development Stage" in the accompanying Statements of Stockholders' Equity. FFBI is the US parent shell that issued the shares for the acquisition of FFB Australia. The information presented in the Statements of Stockholders' Equity shows the issuance of preferred and common stock in the reverse merger, and the recapitalization of the outstanding stock, and the elimination of the accumulated deficit of the US shell and capital stock of the Accounting Acquirer (FFB Australia) to paid-in capital, as required.

       117. We note that your Loss per Common Share as of September 30, 2004 and 2003 is 0.03 and 179.6, respectively. Reverse mergers should be recorded when they are effected and must be retroactively reflected for the earlier Balance Sheets presented. Please revise your financial statements accordingly.

ANSWER: The outstanding common stock for the period ended September 30, 2003, has been retroactively adjusted to address a Statement of Operations presented before the reverse merger date.

Statement of Operations
-----------------------

       118. Basic and diluted net loss per share should be rounded to the nearest cent in order not to imply a greater degree of precision than exists. Please revise the Statement of Operations.

ANSWER: Basic and diluted earnings per share in the Statements of Operations have been revised to present only two decimal places.

Stockholders' Equity
--------------------

       119. Revise the Statement of Stockholders' Equity to reclassify $7,500 shown as (Deficit) Accumulated during Development Stage to Additional Paid-in Capital and delete the $7,500 shown as (Aus) Capital Stock.

ANSWER: The Statement of Stockholders' Equity has been revised to correct the presentation of $7,500 as a contribution to paid-in capital, as needed.

       120. In "Business-Our Company" and Note 4-Issuance of Common Stock, you state that on May 30, 2001 you issued 5,000,000 shares of common stock for services rendered. We do not see this transaction on the Statement of Stockholder Equity during the year ended June 30, 2001. Please update the Statement or revise the disclosure to clarify why this transaction is not accounted for on the Statement. Also, explain to us supplementally the nature of the 5,000,000 shares you have described on the Statement as
              Recapitalization of FFBI common stock. We could not find any explanation for this transaction in the notes to the financial statements. Tell us if there is a relationship between the 5,000,000 shares that you state were issued on May 9, 2001 with the shares you show as a recapitalization of FFBI common stock for the period ended September 30, 2004.

ANSWER: The issuance of 5,000,000 shares of common stock for services rendered by former officers and directors was transacted by FFBI, the US Shell company, on May 30, 2001, at par value. This transaction is not presented separately in the Statement of Stockholders' Equity as it was effected before the reverse date of September 14, 2004, but is included in the caption "Recapitalization of FFBI Common Stock" as part of the reverse merger transaction. Mention of this transaction in the notes to financial statements is for comprehensive disclosure purposes.

Note 1-Summary of Significant Accounting Policies
-------------------------------------------------
Revenue Recognition
-------------------

       121. You state you recognize revenue from products and services "at the time of completion of each transaction or related contract service." This statement does not appear to be in compliance with SAB 104. Please review your accounting policy in conjunction with the Staff Accounting Bulletin and modify your disclosure accordingly.

ANSWER: The accounting policy for "Revenue Recognition" has been modified in the notes to financial statements to address the completion of each product sale and the provision of services in accordance with SAB 104.

       122.   Revise  to  disclose  your   accounting   policy  for  recognizing
              licensing revenues.

ANSWER: The accounting policy for "Revenue Recognition" has been modified to describe in a separate paragraph the policy for recognition of license revenues.

Concentrations of Risk
----------------------

       123. SFAS 105 has been superseded by SFAS 133 and various other Statements of Financial Accounting Standards. Please revise your disclosure accordingly.

ANSWER: The disclosure of "Concentrations of Risk" has been modified to eliminate the reference to SFAS 105.

Fiscal Year End
---------------

       124. You have presented audited annual Balance Sheets, Statements of Operations and Statements of Cash Flows as of September 30. However, you state that your fiscal year-end is June 30. Please explain to us why your fiscal year-end is June 30 if you are presenting audited annual financial information as of September 30 and revise your disclosure as necessary. Also, update the Statement of Stockholder's Equity to provide year end balances of September 30, 2004 so that it presents year-end financial information that is consistent with the other financial statements.

ANSWER: The financial statements of the Company have been audited for the periods ended June 30, 2004, and 2003, and September 30, 2004, and 2003. The Company specifically extended the audit period through September 30, 2004, and 2003 (beyond the disclosed year end), for the purpose of addressing under audit the significant transaction elements related to the reverse merger, conversion of promissory notes to equity, and the conversion of trade and other debt to paid-in capital through the assignment of common stock by an officer and director of the Company. The management of the Company understands that such presentation is a departure from paragraph 310 of Regulation S-B, but is of the opinion that such departure is appropriate given the materiality of the transactions to the overall financial position of the Company.

Accounts Receivable
-------------------

       125. Revise to provide the company's accounting policy on accounts receivable and allowances.

ANSWER: The Company's accounting policy for accounts receivable and the allowance for doubtful accounts have been included in Note 1 to the Financial Statements.

Note 3-Convertible Debt
-----------------------

       126. Tell us supplementally why you believe there is no beneficial conversion feature related to the conversion feature of the notes.

ANSWER: Under the term sheet for the issuance of the Promissory Notes, two specific conversion clauses, or times at which conversion of the Notes into common stock could be effected were provided. The first was at any time prior to maturity at the option of the Note holder, and the second, automatically convertible as determined by the Company in the event that a public offering of common stock was undertaken. In both instances, the conversion price was valued at $0.50 per share of common stock (each Note value was $5,000 and convertible into 10,000 shares of common stock for a value of $0.50 per share of common stock). The value of the common stock to be derived upon conversion of the Notes issued was compared to various common stock transactions of the Company at the commitment dates of the Notes, and it was determined that Note holders were not "in-the-money" at such dates. As such, no "intrinsic value" or beneficial conversion feature could be measured.

Note 5-Income Taxes
-------------------

       127. Revise to disclose the expiration dates for the net operating loss carryforwards as required by SFAS 109.

ANSWER: The expiration dates of the net operating loss carryforwards have been included in Note 5, as requested.

Note 6-Related Party Transactions
---------------------------------

       128. Revise to disclose the nature of the transaction that gave rise to the amounts owed to Mark Poulsen & Associates Pty. Ltd. Also, disclose in the notes to the financial statements terms and manner of settlement of the amounts owed. If there is no due date for the amounts owed, please disclose this. Refer to SFAS 57.

ANSWER: Additional disclosure has been provided regarding the nature of the amounts owed to Mark Poulsen & Associates Pty. Ltd. and other parties. Specifically, the advances to the Company were for working capital, and the amounts are non-interest bearing and have no term for repayment.

Note 8-License Agreement
------------------------

       129. With respect to the LR Global agreement, you state that the amount of income recognized during the period ended September 30, 2004 was $4,570. This implies that there should be $495,430 in deferred revenue since the total obligation due to the company is $500,000. Please tell us supplementally why the Balance Sheet reflects only $449,975 in deferred revenue, and update the notes to the financial statements as necessary. Tell us supplementally how you determine the amount of revenue to recognize in each period and provide us supplementally with your calculations for the $4,570 and $11,363 in revenue recognized for the periods ending September 30, 2004 and December 31, 2004, respectively. Also, please identify any related party revenues as such on the face of the Statements of Operations.

ANSWER: With regards to the license agreement with L.R. Global, the initial amount of the obligation due to the Company was $500,000. The deferred revenues and realization of such related to the license agreement were not denominated in United States dollars. The translation difference from Australian dollars caused the differences in the realization of revenues for the periods. These amounts have now been corrected in the balance sheets to $5,163 and $12,500, respectively, to reflect the realization of revenues from the balance sheet into income in United States dollars over the term of the License Agreement. The pro-rated amount of revenue from August 24, 2004 (date of the License Agreement) through September 30, 2004, amounted to $5,163, or slightly less than 1 percent of the ten-year term of the License. The amount of revenues realized for the three months ended December 31, 2004, amounted to one calendar quarter of the ten-year term of the License Agreement, or $12,500. Captions in the Statements of Operations have been amended to show related party revenues in parenthesis.

Note 9-Commitments and Contingencies
------------------------------------

       130. In "Description of Property," we note the leased shared office space in Las Vegas, Nevada. Revise to update the notes to the financial statements in accordance with SFAS 13.

ANSWER: Note 9 to the financial statements has been amended to add a paragraph that discusses the month-to-month lease agreement for office space with Mark Poulsen & Associates Pty. Ltd., and the registered agent agreement for virtual office services and facility rental with Incorp. Services, Inc. in the State of Nevada. Neither of these agreements represents a long-term operating lease arrangement for the Company.

       131. With respect to the Insource Pty. Ltd. software services agreement, revise the disclosure to state the due date and accounting treatment for the $30,500 contract price and the duration of the agreement with the company.


ANSWER: Note 9 to the financial statements has been amended to disclose the term of the contract with Insource Pty. Ltd. of approximately 14 weeks. In addition, weekly payment terms of contract amounts have also been disclosed.

       132. In the interim financial statements, you state that for the period ending December 31, 2003 the company recorded compensation expense amounting to state that for the years ended September 30, 2004 and 2003, the company recorded compensation expense amounting to $53, 605 and $40, 259, 58% of the compensation expense for the entire 12 month period was recorded. Please supplementally explain to us when compensation expense is recorded in the Statement of Operations and the reason for the fluctuations in the various periods reported.

ANSWER: The accrual of the compensation expense for services rendered began in 1999 with only three individuals. Additional individuals were added to the accrual schedule over the remaining years up to September 14, 2004, at higher individual income levels (the last individual added was on August 1, 2004, and $15,000 was accrued for this individual between August 1, 2004, and September 14, 2004). The accrual amounts per period are as follows:

     Period ended 09/30/99                  $   10,384
     Period ended 09/30/00                      35,234
     Period ended 09/30/01                      40,259
     Period ended 09/30/02                      40,259
     Period ended 09/30/03                      40,259
     Period ended 09/14/04                      53,605
                                            ----------
     Totals                                 $  220,000
                                            ----------

Interim Financial Statements
----------------------------

       133. Accumulated other comprehensive (loss) does not roll forward properly from September 30, 2004 to December 31, 2004. Please reconcile or explain.

ANSWER: Accumulated other comprehensive (loss) from September 30, 2004, through December 31, 2004, has been corrected in the interim financial statements.

       134.   Revise  the  interim  financial  statements  and notes  thereto to
              conform  to  the  requested   changes  to  the  annual   financial
              statements as applicable.

ANSWER: All comments applicable to the interim financial statements as a result of changes to and modifications of the financial statements as of September 30, 2004, have been addressed and changes have been made in such statements.

       135. Disclose in a note to the interim financial statements, the assertion of management that is required by Instruction 2 to Item 310(b) of Regulation S-B.

ANSWER: The disclosure of management regarding unaudited interim financial statements has been included in the notes for financial statements for the interim period ended December 31, 2004.

General
-------

       136. Please note the updating requirements of Item 310(g) of Regulation S-B.

ANSWER: Amendment No. 1 to Form SB-2 includes financial statements as of December 31, 2004. The financial statements are timely until May 15, 2005. The requirements of Item 310(g) of Regulation S-B have been noted, and financial statements for the period ended March 31, 2005, will be presented, if required, in the next amended filing of the Company.

       137.   A currently  dated consent of the  independent  public  accountant
              should  be  provided  in  all   amendments  to  the   registration
              statement.

ANSWER: In Amendment No. 1 to Form SB-2, we have included a currently dated consent of FFB's independent public accountant.

Part II-Information Not Required in Prospectus
----------------------------------------------
Other Expenses of Issuance and Distribution
-------------------------------------------

       138. We note that you have estimated $224,426 in miscellaneous fees. Specifically describe the fees that constitute "miscellaneous fees."

ANSWER: In Amendment No. 1 to Form SB-2, we have described the fees that constitute "miscellaneous fees."

       139. We note that you have not included any estimated expenses for printing costs. Supplementally advise us why there are no printing costs associated with the offering. We may have further comment.

ANSWER: In Amendment No. 1 to Form SB-2, we have added printing costs.

Recent Sales of Unregistered Securities
---------------------------------------

       140. We note that on September 20, 2004, the company issued 420,000 shares of common stock in connection with the conversion of certain unsecured convertible promissory notes. Please disclose the exemption from registration relied upon for the issuance of the underlying convertible debentures. We may have further comment.

ANSWER: In Amendment No. 1 to Form SB-2, we have disclosed the exemption that was relied upon for the issuance of the underlying convertible debenture.

       141. We note that on September 29, 2004, the company issued 450,000 shares of common stock in connection with the conversion of certain unsecured convertible promissory notes. Please disclose the exemption from registration relied upon for the issuance of the underlying convertible debentures. We may have further comment.

ANSWER: In Amendment No. 1 to Form SB-2, we have disclosed the exemption that was relied upon for the issuance of the underlying convertible debenture.

       142. Refer to page F-5 and tell us why you have not included in this section the issuance of shares that took place on September 14, 2004.

ANSWER: In Amendment No. 1 to Form SB-2, additional information has been included in Item 26 pertaining to common stock transactions.

       143. Refer to page F-12 and tell us why you have not included in this section the issuance of the convertible securities described on page F-12.

ANSWER: In Amendment No. 1 to Form SB-2, additional information has been included in Item 26 pertaining to the conversion of promissory notes to common stock.

       144.   Please address the financial  sophistication  of the purchasers in
              the   transactions   for  which  you  claim  the  exemption   from
              registration contained in section 4(2) of the Securities Act.

ANSWER: In Amendment No. 1 to Form SB-2, we have disclosed the financial sophistication of the purchasers.

       145. Please disclose recent sales of unregistered securities issued by any predecessors of our business for the past three years.

ANSWER: FFB has no predecessor. All issuances in the last 3 years of FFB have been disclosed. FFB does not consider Fit for Business Australia Pty Ltd. to be a predecessor.

Exhibits
--------
Exhibit 3.1
-----------

       146. Please file the complete copy of the articles if incorporation as amended.

ANSWER: In Amendment No. 1 to Form SB-2, we have included 2 amendments to the articles of incorporation.

Exhibit 3.2
-----------

       147. Tell us why you have provided the by-laws of an entity called Lunettes, Et Al, Inc. and file the bylaws for your company.

ANSWER: This was a mistake. In Amendment No. 1 to Form SB-2, we have provided the Bylaws for FFB.

Exhibit 5.1
-----------

       148. Please revise the legality opinion to opine on the shares that cover the primary offering.

ANSWER: The legal opinion previously submitted opines on the 3,000,000 shares that cover the primary offering. We are also required to opine on the other shares in the offering. Please advise us what your issue is regarding the opinion.

Exhibit 10.3
------------

       149. Please file an executed copy of the license agreement with LR Global Marketing Pty. Ltd.

ANSWER: In Amendment No. 1 to Form SB-2, we have revised Exhibit 10.3 to include a conformed signature copy.

Undertakings
------------

       150. Tell us your basis for including the undertaking provided in Item 512(f) of Regulation S-B.

ANSWER:  In Amendment No. 1 to Form SB-2, this undertaking has been deleted.

Signatures
----------

       151.   Please  have  the  principal   accounting  officer  sign  in  this
              capacity. See Instructions to Signatures, Form SB-2.

ANSWER: In Amendment No. 1 to Form SB-2, we have added the principal accounting officer title to Sandra Wendt. Her signature line indicates this. In addition, the document has been reconciled to indicate this.

Very truly yours,

ANSLOW & JACLIN, LLP


BY: s/s Anslow & Jaclin, LLP
    ANSLOW & JACLIN, LLP